OAO Siberian Oil Company
4 Sadovnicheskaya St.,
Moscow, 113035, Russia

02 AUG 27 AM 8:56

02049508

Ик 05/6442
от 21.08.02.

sibneft

Rule 12g3-2(b) File No. 82-4882

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20549
U. S. A.

SUPPL

AO "SIBERIAN OIL COMPANY" ("SIBNEFT")

<u>Rule 12g3-2(b) File No. 82-4882</u>

The information specified in Annex A is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Open Joint Stock Company "Siberian Oil Company" pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

Very truly yours,

Valery A. Oif
Vice President

Exhibit 1:	Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002
Exhibit 2:	Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002
Exhibit 3:	Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002
Exhibit 4:	Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002
Exhibit 5:	Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002
Exhibit 6:	Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002
Exhibit 7:	Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002
Exhibit 8:	Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 03 July, 2002
Exhibit 9:	Official press-release on the fact that Sibneft Signs Record Long-Term Loan Deal, dated 05 July, 2002
Exhibit 10:	Official press-release on the fact that Sibneft Appoints Acting Head of Investor Relations, dated 05 July, 2002
Exhibit 11:	Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 30 July, 2002

Exhibit 1

Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **26.06.2002**
Code: **1300146A26062002**

Hereby JSC Sibneft informs that there was made an unanimous decision on the Board of Directors Meeting dated 26 June 2002 of entering into the major deal (the total cost of which exceeded 25% but not more than 50% of the balance assets) attracting syndicated loan by signing interrelated facility agreements:

1. Facility Agreement for the amount up to 300 000 000 USD for the term of 3,5 years with the interest rate calculated as LIBOR+3,5% per annum;
2. Facility Agreement for the amount up to 200 000 000 USD for the term of 5 years with the interest rate calculated as LIBOR+4,1% per annum;
3. Assignment agreements under Export contracts and Security documents.

Vice President E.Y.Poltorak

Exhibit 2

Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.06.2002**
Code: **1200146A28062002**

The Annual General Meeting of Shareholders of JSC Sibneft was held in the form of joint attendance on 28 June, 2002.
Place of the Meeting: Moscow
The AGM quorum: 494 shareholders and their representatives were registered to take part in the AGM. All together they owned 4 477 309 753 voting shares or 94.43% of the voting stock of the Issuer.

The questions for voting, the results of the voting, the decisions of the AGM:

1. To approve the annual report of JSC Sibneft for 2001.
Decision: To approve the annual report of JSC Sibneft for 2001.
The results of the voting:
"For" – 4 474 313 317 votes or 99.9330% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 657 456 votes or 0.0593% of votes.
2. To approve the balance sheet of JSC Sibneft, the profit and loss account, the distribution of profits and losses for 2001.
Decisions:
2.1 To approve the balance sheet of JSC Sibneft, the profit and loss account for 2001.
The results of the voting:
"For" – 4 474 354 594 votes or 99.93% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 670 497 votes or 0.0596% of votes.
2.2 To approve the distribution of profits and losses of JSC Sibneft for 2001.
The results of the voting:
"For" – 4 474 320 441 votes or 99.9332% of votes.
"Against" – 1 208 votes or 0.0000% of votes.
"Abstain" – 2 708 301 votes or 0.0605% of votes.
3. To elect members of the Board of Directors of JSC Sibneft.
The results of cumulative voting:

Name of candidate	"For"
1. Breeva Tatyana Alekseevna	4 359 783 954 votes or 10.8195% of votes
2. Vinchel Mikhail Genrikhovich	4 615 859 781 votes or 11.4550% of votes
3. Gavrikov Albert Alexeevich	4 482 027 274 votes or 11.1229% of votes
4. Novikov Vladimir Ivanovich	4 360 350 883 votes or 10.8209% of votes
5. Oif Valeriy Alexandrovich	4 359 520 232 votes or 10.8188% of votes
6. Poltorak Evgeniy Yakovlevich	4 359 621 374 votes or 10.8191% of votes
7. Potapov Konstantin Nikolaevich	4 360 994 959 votes or 10.8225% of votes

8. Sklyarov Evgeniy Yurevich	25 148 772 votes or 0.0624% of votes
9. Tyryshkin Ivan Alexandrovich	5 007 298 128 votes or 12.4264% of votes
10. Shvidler Eugene Markovich	4 362 134 639 votes or 10.8253% of votes

Decision: To elect the following members to the Board of Directors of JSC Sibneft: Tyryshkin Ivan Alexandrovich, Vinchel Mikhail Genrikhovich, Gavrikov Albert Alexeevich, Shvidler Eugene Markovich, Potapov Konstantin Nikolaevich, Novikov Vladimir Ivanovich, Breeva Tatyana Alekseevna, Poltorak Evgeniy Yakovlevich, Oif Valeriy Alexandrovich.

4. To elect members of the Auditing Committee of JSC Sibneft.
Decision: To elect the following members of the Audit Committee of JSC Sibneft for one year:
1. Lebedeva Galina Petrovna - Deputy Chief Accountant of JSC Sibneft
2. Barabash Lyudmila Alexandrovna - Deputy Chief Accountant of JSC Sibneft
3. Leshko Alla Ivanovna - Head of the section of Economy and Planning Department of JSC Sibneft
The results of the voting:

1. Barabash L.A..	"For" – 4 474 247 212 votes (99.93%)
	"Against" – 12 045 votes (0.0003%)
	"Abstain" – 2 699 205 votes (0.%)
2. Lebedeva G.P	"For" – 4 474 207 497 votes (99.93%)
	"Against" – 67 587 votes (0.0015%)
	"Abstain" – 2 691 809 votes (0.0601%)
3. Leshko A.I.	"For" – 4 474 220 687 votes (99.93%)
	"Against" – 72 758 votes (0.0016%)
	"Abstain" – 2 689 062 votes (0.0601%)

5. To approve an auditor for 2002.
The results of the voting:
Deloitte & Touche Tohmatsu
"For" – 77 320 114 votes or 1.72% of votes.
"Against" – 172 448 909 votes or 3.85% of votes.
"Abstain" – 694 699 votes or 0.015% of votes.

PriceWaterhouseCoopers
"For" – 274 042 votes or 0.006% of votes.
"Against" – 240 761 301 votes or 5.37% of votes.
"Abstain" – 684 008 votes or 0.015% of votes.

Ernst & Young
"For" – 4 393 678 594 votes or 98.13% of votes.
"Against" – 70 767 987 votes or 1.58% of votes.
"Abstain" – 460 657 votes or 0.01% of votes.

Decision: To approve Ernst & Young as Auditor of JSC Sibneft for 2002 (for Russian and International audit).

6. To elect the President of JSC Sibneft
Decision: To elect Mr. Shvidler Evgeniy Markovich the President of JSC Sibneft for five years.
The results of the voting: "For" – 4 470 307 583 votes or 99.8436% of votes.
"Against" – 35 155 votes or 0.0008% of votes.
"Abstain" – 2 468 958 votes or 0.0551% of votes.

7. To approve the Charter of JSC Sibneft in new edition

Decision: To approve the Charter of JSC Sibneft in new edition

The results of the voting: "For" – 4 405 850 386 votes or 98.4040% of votes.
"Against" – 78 404 votes or 0.0018% of votes.
"Abstain" – 71 098 971 votes or 1.5879% of votes.

8. To approve the office regulations of JSC Sibneft in new edition (the Regulations on the General Meeting of Shareholders, the Regulations on the Board of Directors, the Regulation of the Audit Committee, the Regulation of the President, the Regulation of the Management Board).

8.1. Decision: To approve the Regulation on the General Meeting of Shareholders of JSC Sibneft in new edition.

The results of the voting: "For" – 4 474 252 339 votes or 99.9317% of votes.
"Against" – 15 910 votes or 0.0003% of votes.
"Abstain" – 2 740 878 votes or 0.0612% of votes.

8.2. Decision: To approve the Regulation on the Board of Directors of JSC Sibneft in new edition

The results of the voting: "For" – 4 474 280 791 votes or 99.9323% of votes.
"Against" – 12 911 votes or 0.0002% of votes.
"Abstain" – 2 729 161 votes or 0.0610% of votes.

8.3. Decision: To approve the Regulation on the Audit Committee of JSC Sibneft in new edition.

The results of the voting: "For" – 4 474 270 867 votes or 99.9321% of votes.
"Against" – 2 684 votes or 0.0001% of votes.
"Abstain" – 2 741 306 votes or 0.0612% of votes.

8.4. Decision: To approve the Regulation on the President of JSC Sibneft in new edition.

The results of the voting: "For" – 4 474 256 896 votes or 99.9318% of votes.
"Against" – 3 944 votes or 0.0001% of votes.
"Abstain" – 2 744 469 votes or 0.0613% of votes.

8.5. Decision: To approve the Regulation on the Management Board of JSC Sibneft in new edition.

The results of the voting: "For" – 4 474 193 334 votes or 99.9304% of votes.
"Against" – 2 193 838 votes or 0.0490% of votes.
"Abstain" – 588 074 votes or 0.0131% of votes.

9. To remunerate members of the Board of Directors.

Decision: To approve starting from this General Meeting of Shareholders the amount of remuneration to elected members of the Board of Directors equal to 10 000 (ten thousand) US dollars for each of the members, provided that they duly execute their authorities (duties) till the next annual general meeting of shareholders. In the event of discharge of the authorities (duties) of any member (members) of the Board of Directors the amount of remuneration is calculated in proportion with the time of execution of authorities (duties). To pay remuneration within 2 months since the date of discharge of the authorities of the acting members of the Board of Directors.

The results of the voting: "For" – 4 473 877 615 votes or 99.9233% of votes.
"Against" – 2 437 409 votes or 0.0544% of votes.
"Abstain" – 698 091 votes or 0.0156% of votes.

Vice President E.Y.Poltorak

Exhibit 3

Publication in the FSC Bulletin Supplement ("Vestnik") № 51, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 10 July, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **28.07.2002**
Code: **0100146A28072002**

Hereby JSC Sibneft informs that a new Board of Directors of JSC Sibneft was elected by the annual general meeting of shareholders, which was held June 28, 2002.
The following persons were elected to the Board of Directors:

- Breeva Tatyana Alekseevna - owns 10 shares of the Issuer (share in the Charter Capital - 0.00000021%);
- Vinchel Mikhail Genrikhovich - doesn't own shares of the Issuer;
- Gavrikov Albert Alexeevich - doesn't own shares of the Issuer;
- Novikov Vladimir Ivanovich - owns 10 shares of the Issuer (share in the Charter Capital - 0.00000021%);
- Oif Valeriy Alexandrovich - doesn't own shares of the Issuer;
- Poltorak Evgeniy Yakovlevich - owns 42 890 shares of the Issuer (share in the Charter Capital - 0.000905%);
- Potapov Konstantin Nikolaevich - owns 572 995 shares of the Issuer (share in the Charter Capital - 0.012085%);
- Tyryshkin Ivan Alexandrovich - doesn't own shares of the Issuer;
- Shvidler Eugene Markovich - owns 10 shares of the Issuer (share in the Charter Capital - 0.00000021%)

Authorities of the following members of the Board of Directors are terminated:
Sklyarov Evgeniy Yurevich, Yackevich Nataliya Yakovlevna.

Vice President E.Y. Poltorak

Exhibit 4

Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **30.07.2002**
Code: **0800146A30072002**

Hereby JSC Sibneft informs that according to the financial statements for II quarter 2002 value of assets increased for more than 10 per cent as compared with the same figure as for April 01, 2002
Value of assets:
- as for the last date of the quarter, previous to the reporting (I quarter 2002) 58.246.721 thousand roubles.
- as for the last date of the reporting quarter (II quarter 2002) 71.744.490 thousand roubles.

Absolute change of the value of assets (+ 13 497 769) thousand roubles.
Relative change of the value of assets +23.17%.
Increasing of the value of assets (+23.17%) as for July 01, 2002 in comparison with the value of assets as for April 01, 2002 occurred due to increase in receivables and shot term investments.

Vice President E.Y.Poltorak

Chief Accountant E.N. Sukharkova

Exhibit 5

Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **30.07.2002**
Code: **0900146A3007002**

Hereby JSC Sibneft informs that according to the financial statement of Sibneft's activity for I half year 2002 the profit amounted 1 393 553 thousand roubles.
Financial result for I quarter 2002 – loss amounted 317 979 thousand roubles
Financial result for II quarter 2002 – profit amounted 1 711 532 thousand roubles
Absolute increasing of financial result for II quarter in comparison with the financial result for I quarter amounted (+2 029 511) thousand roubles and occurred due to increase in the amount of proceeds and decrease in first costs.

Vice President E.Y.Poltorak

Chief Accountant E.N.Sukharkova

Exhibit 6

Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **30.07.2002**
Code: **1300146A30072002**

There were made the following decisions on question 4 "To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft" at the meeting of the Board of Directors of JSC Sibneft dated July 30, 2002:
"4.1. To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft in the form of absentee voting on 17 September, 2002 in Moscow with the following agenda:
1. To approve the Charter of JSC Sibneft in new edition.
2. To approve the Regulations on Information policy of JSC Sibneft

4.2. To charge OJSC Registrator R.O.S.T., the registrar of the company to sum up results of the Extraordinary Shareholders Meeting on 17 September, 2002 at 2.00 p.m. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13
To appoint Potapov K.N. as the Chairman of the meeting, to appoint Novikov V.I. – as the Secretary of the meeting and to charge them to draw up the Minutes of the meeting.

4.3. To fix the date of compilation of the list of shareholders entitled to participate in the Annual General Meeting of Shareholders of JSC Sibneft –30 July, 2002 at 7:00 p.m.

4.4. To charge registrar to send notification of the Extraordinary General Meeting and voting bulletins by registered mail till 17 September 2002 and to publish the notification for shareholders in "Rossiyskaya gazeta" till above mentioned date.

4.5. To approve the following list of information provided to shareholders in preparation of the Annual General Meeting:
1. The draft of the Charter of JSC Sibneft;
2. The draft of the Regulation on Information policy Of JSC Sibneft.

4.6. To approve the text of the notification of EGM for shareholders of JSC Sibneft (Annex 1)

4.7. To approve the form and text of the voting bulletins at the extraordinary general meeting of shareholders of JSC Sibneft (Annex 2)"

Decision was made unanimously.

NOTIFICATION
of the Extraordinary Meeting of Shareholders of JSC Sibneft

Dear Shareholder!

Joint Stock Company Siberian Oil Company (the "Company"), located at the address: Russia, 646160, Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85, informs you that the Extraordinary Meeting of Shareholders of JSC Sibneft will be held in the form of absentee voting on 17 September, 2002.

The date of compilation of the list of shareholders entitled to participate in the Meeting – 30 July, 2002 (at 7:00 p.m.).

Agenda of the Meeting:

1. To approve the Charter of JSC Sibneft in new edition.
2. To approve the Regulation on information policy of JSC Sibneft.

Results of the Extraordinary Shareholders Meeting will be summed up on 17 September, 2002 at 2.00 p.m. in OJSC Registrator R.O.S.T. at the address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13

All information, provided to shareholders in preparation for the Meeting, will be available after 17 September, 2002:

- at the registrar of JSC Sibneft (OJSC Registrator R.O.S.T.), address: Russian Federation, Moscow, Stromynka St., 18, bldg. 13, tel.: +7 (095) 786-69-75;
- at JSC Sibneft, address: Omsk, Frunze St., 54, tel.: (381-2) 24-64-35;
- at the Secretariat of the Board of Directors of JSC Sibneft, address: Russian Federation, 113035, Moscow, Sadovnicheskaya St., 4, tel.: +7 (095) 777-31-26, 961-13-24.
- at securities department of JSC "Sibneft-NNG", address: Russian Federation, Noyabrsk, Lenin St., 59/87, tel.: (34-564) 4-61-00.

Please fill in the bulletins. Bulletins of **shareholders-natural persons** should be signed by shareholder personally. In the event when bulletins are signed by:

- **shareholder's representative,** then properly executed power of attorney should be enclosed with the bulletins. A power of attorney of shareholder representative should be notarized or should be according to paragraph 4,5, article 185 of the Civil Code of the Russian Federation. A power of attorney should contain the following information: date and place of issue; full name (first name, last name), address (place of residence), information on registration (passport data) of principal and representatives, limits of the authority and signature of a representative.
- **representative of natural person** then first name and last name of representative should be specified in the bulletins and notarized documents on the basis of which representative acts should be enclosed with the bulletins;
- **head of juridical person** then position, first name and last name attested by seal of organization should be specified in the bulletins.

Filled and signed bulletins for absentee voting should be presented to OJSC Registrator R.O.S.T. at the address: 107996, Moscow, Stromynka St., 18, bldg. 13, p/b 9, tel.: (095) 786-69-75, personally or by mail till 12:00 (Moscow time) 17.09.2002.

Results of the Extraordinary Shareholders Meeting will be published in newspaper "Rossiyskaya Gazeta" not later than 13 October, 2002.

Board of Directors of JSC Sibneft

Vice President E.Y.Poltorak

Exhibit 7

Publication in the FSC Bulletin Supplement ("Vestnik") № 59, on the material fact (event, action) concerning financial and economic activity of Sibneft, dated 07 August, 2002

Information on material events (actions), concerning financial and commercial activities of the issuer

Joint Stock Company "Siberian Oil Company"
Legal address: 646160 Omsk region, Lyubinsky district, poselok Lyubinsky, Octyabrskaya St., 85
Code of the Issuer: 00146-A

Date of fact's occurrence (actions): **30.07.2002**
Code: **1500146A30072002**

There was made a decision on the forth question of agenda "To hold the Extraordinary General Meeting of Shareholders of JSC Sibneft" to fix the date of compilation of the list of shareholders entitled to participate in the Extraordinary General Meeting of Shareholders – 30th July, 2002, at 7 p.m. at the meeting of Board of directors of Open Joint Stock Company "Siberian Oil Company" of 30th July, 2002.

Vice-president E. Poltorak

Exhibit 8

Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 03 July, 2002

Sibneft Calls Shareholder Meeting

Moscow, 3 July 2002; Sibneft will hold an extraordinary shareholder meeting on 6 August 2002, under a decision of the company's board of directors taken at a meeting on 21 June. All shareholders included on the shareholder register at the close of business on 21 June 2002 will be eligible to participate in the meeting.

Shareholders will be asked to approve the acquisition of Argus, a trading company operating on the domestic market. The acquisition will be carried out by means of a share swap requiring 330 Sibneft shares. The acquisition is taking place within the framework of Sibneft's programme to consolidate all operations within the holding company.

Exhibit 9

Official press-release on the fact that Sibneft Signs Record Long-Term Loan Deal, dated 05 July, 2002

Sibneft Signs Record Long-Term Loan Deal

Moscow, 5 July 2002; Sibneft has signed an agreement for a $450 million loan, with Citibank/Schroder Salomon Smith Barney, BNP Paribas and Westdeutsche Landesbank acting as mandated arrangers. The five-year loan has the longest term of any export finance facility received by a Russian oil company since the country's financial crisis in 1998.

Raiffeisen Zentralbank and Natexis Banques Populaires are acting as lead arrangers. The loan is structured in two tranches, one with a five-year tenor and the other with a tenor of three and a half years. Proceeds from the loan will be used to fund Sibneft's capital expenditure, which is set to rise by more than one third this year to $686 million from $492 million in 2001.

Sibneft in March placed a $400 million Eurobond, which was the largest bond issue in Russian corporate history at the time of the placement. The company in December signed an agreement for a $175 million loan arranged jointly by ING Bank and Societe Generale, which was increased to $225 million in early 2002 in response to strong demand.

Exhibit 10

Official press-release on the fact that Sibneft Appoints Acting Head of Investor Relations, dated 05 July, 2002

Sibneft Appoints Acting Head of Investor Relations

Moscow, 5 July 2002; Sibneft has appointed Victor Mishnyakov as acting Head of Investor Relations. Victor joins Sibneft from the Nikoil investment banking group, where he worked as Director of the Strategic and Corporate Planning department.

Victor has five years of experience as a senior analyst covering the oil and gas sector for Nikoil. He has provided consulting services to the governments of Azerbaijan and Tatarstan on oil industry restructuring, and has also participated in a series of major industry acquisitions.

Victor in 2001 received a Masters Degree in Finance from London's City University Business School. He also holds a degree in oil industry economics and management from Russia's Gubkin State Oil and Gas Academy, and a degree in geography from Moscow State University. Victor is a member of the UK's Institute of Petroleum.

Sibneft has already won widespread recognition for the quality of its investor services. The company's achievements were recognised in the Reuters Global Emerging Markets Survey 2000, where it was ranked as the number one company in the Europe, Middle East and Africa region across a range of categories.

Sibneft president Eugene Shvidler said, "Sibneft is committed to excellence in investor relations. Victor will play a key role in helping the company to develop its relationship with the global investor community, as it seeks to apply global best practice in the field of corporate governance."

Exhibit 11

Official press-release on the fact that Sibneft Calls Shareholder Meeting, dated 30 July, 2002

Sibneft Calls Shareholder Meeting

Moscow, 30 July 2002; Sibneft will hold an extraordinary shareholder meeting on 17 September 2002, under a decision of the company's board of directors taken at a meeting held today. All shareholders included on the shareholder register at the close of business on 30 July 2002 will be eligible to participate in the meeting, which will be held by postal vote.

Shareholders will be asked to approve amendments to the company's charter required as a result of its acquisition of Argus, a trading company. Shareholders will also be asked to approve a new company bylaw covering the disclosure of information. The bylaw was drafted in accordance with the corporate governance code adopted by the Federal Securities Commission and approved by the Russian government.

The bylaw will define the extent of information to be disclosed, as well as the disclosure period and the channels to be used. The bylaw offers further evidence of Sibneft's commitment to maintaining the highest standards of transparency in the interests of all its stakeholders.